Oxford Glycosciences PLC
05 November 2002

For further information please contact:



Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Tel: +44 (0)1235 208000
Website:
www.ogs.com

UK: Financial Dynamics
Melanie Toyne-Sewell/Francetta Carr
Tel: +44 (0) 20 7831 3113


USA: Financial Dynamics
Contact: Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 497 9202



For Immediate Release



                      OGS announces the start of a Phase I
                          Clinical Study with OGT 923



Oxford, UK, 5 November 2002 -- Oxford GlycoSciences Plc (LSE: OGS,
Nasdaq: OGSI) today announced that a Phase I study with OGT 923 has commenced in healthy volunteers.

OGT 923 (N-butylgalactonorjirimycin) is an iminosugar and an analogue of ZavescaTM (OGT 918, INN: miglustat). OGT 923 has demonstrated efficacy in in vivo studies, as well as a favourable pre-clinical tolerability profile. This initial study is double-blind to allow comparison to placebo for tolerability and an escalating dose design is being used to evaluate once and twice daily dose pharmacokinetics.


Chris Moyses, Chief Medical Officer and Development Director of OGS, said: "The start of this OGT 923 study marks the achievement of a major OGS objective to bring a second iminosugar into clinical development for glycosphingolipid storage disorders. OGT 923 may be particularly suitable for studies in diseases with nervous system involvement, such as Sandhoff and Tay Sachs disease."

                                      ###

Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human GenomeTM.


OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders.


In July 2002, OGS' lead compound, Zavesca, received a positive opinion from the Committee for Proprietary Medicinal Products, recommending approval of the drug in Europe for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Pending final review by the European Commission, Zavesca is an investigational drug and has not received approval for marketing in any country. Zavesca is undergoing further clinical investigations in several GSL storage disorders.


This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca is based and uncertainties related to the regulatory process.